Exhibit 99.3

NeuroDerm Enters Definitive Agreement to be Acquired by Mitsubishi Tanabe Pharma Corporation for US$1.1 Billion in Cash

REHOVOT, Israel – July 24, 2017 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, today announced that it has signed a definitive agreement under which Mitsubishi Tanabe Pharma Corporation (TSE Code: 4508) (“MTPC”), a publicly traded company on the Tokyo Stock Exchange, will acquire NeuroDerm for US$39 per share in cash.

The transaction has received unanimous approval by NeuroDerm’s Board of Directors and implies an equity value of approximately US$1.1 billion. The offer of US$39 per share in cash represents a premium of 79 percent over the unaffected price on June 9, 2017 of NeuroDerm’s ordinary shares on the Nasdaq Stock Market and a 17 percent premium over the closing stock price on July 21, 2017. A special meeting of shareholders to approve the transaction is expected to be held this fall. Assuming typical regulatory and shareholder approval timeframes, NeuroDerm currently anticipates the transaction will close in the fourth quarter of 2017.

“We believe that this transaction will yield important benefits for NeuroDerm’s shareholders and the Parkinson’s disease patients that urgently need new therapies,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “MTPC has demonstrated development and commercialization expertise in the field of neurology and we are confident that the combination of their resources and the robust data supporting ND0612, our Phase III Parkinson’s disease product candidate, will help make this important new therapy available as broadly and rapidly as possible. The transaction also provides our shareholders with a significant return on their investment in NeuroDerm, reflecting the value that we have created with our pipeline and technologies.”

The proposed transaction is subject to approval by the shareholders of NeuroDerm, approvals, expiration or termination of the waiting periods under applicable antitrust laws, and fulfillment of certain other customary conditions to closing.

The transaction will be completed by way of a merger under the Israeli Companies Law. Voting and Support Agreements in support of the transaction have been signed by shareholders of NeuroDerm who are also directors, holding shares representing in the aggregate approximately 34 percent of NeuroDerm’s outstanding ordinary shares entitled to vote to approve the transaction.

Centerview Partners, LLC is acting as financial advisor to NeuroDerm, and White & Case LLP and Meitar Liquornik Geva Leshem Tal are acting as legal counsel.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm’s main focus is in Parkinson's disease, where it has three clinical stage product candidates in development which offer a solution for almost every Parkinson’s disease patient, from moderate to the very severe stage of the disease. The primary product candidates are a line of levodopa and carbidopa (LD/CD) products administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates, ND0612L and ND0612H, are aimed at the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. NeuroDerm is also designing a patch pump for future use. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

About Mitsubishi Tanabe Pharma Corporation

Mitsubishi Tanabe Pharma, which was founded in 1678, has its headquarters in Doshomachi, Osaka, which is the birthplace of Japan’s pharmaceutical industry. With business centered on ethical pharmaceuticals, Mitsubishi Tanabe Pharma is a well-established company and has the longest history of any listed company in Japan. In accordance with the corporate philosophy of “contributing to the healthier lives of people around the world through the creation of pharmaceuticals,” the Company formulated the key concept of Open Up the Future under the Medium-Term Management Plan 16-20. Through the discovery of drugs that address unmet medical needs, centered on its priority disease areas — autoimmune diseases, diabetes and kidney diseases, central nervous system diseases, and vaccines — Mitsubishi Tanabe Pharma will strive to contribute to the health of patients around the world. http://www.mt-pharma.co.jp/

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding NeuroDerm’s future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations and projections about future events. There are important factors that could cause NeuroDerm’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in NeuroDerm’s annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the company to predict all of them. NeuroDerm undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information:

In connection with the proposed transaction, NeuroDerm will prepare a proxy statement to be delivered to its shareholders, and intends to furnish such proxy statement to the Securities and Exchange Commission under cover of Form 6-K by mid-August. Before making any voting or investment decision with respect to the transaction, investors and security holders of NeuroDerm are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the transaction. The proxy statement and other documents may be obtained for free by directing such request to Lazar Partners Ltd., telephone: +212-867-1768 or at www.neuroderm.com.

Investor Contact:

David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
+212-867-1768

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